Exhibit 2.3
OLD MUTUAL PLC
5th Floor, Old Mutual Place
2 Lambeth Hill
London, EC4V 4GG, United Kingdom
April 6, 2011
Harbinger OM, LLC
450 Park Avenue, 30th Floor
New York, NY 10022
RE: Reserve Facility
Ladies and Gentlemen:
Reference is made to the First Amended and Restated Stock Purchase Agreement between Harbinger OM, LLC (“Buyer”) and OM Group (UK) Limited (“Seller”), dated as of February 17, 2011 (the “Stock Purchase Agreement”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Stock Purchase Agreement. This letter agreement (this “Letter Agreement”) is being executed and delivered to confirm certain agreements of the parties hereto with respect to their respective obligations related to the Reserve Facility.
Section 1.1 Compliance with Covenants and Agreements under Reserve Facility. Old Mutual plc (“Old Mutual”) and Seller shall, and shall cause their respective Affiliates to, perform their respective covenants and agreements set forth in the definitive agreements for the Reserve Facility, including, without limitation, any obligation to post collateral in accordance with the terms of the Reimbursement Agreement to be entered into in connection therewith, by and among Raven Reinsurance Company, as Borrower, Nomura International plc, as Administrative Agent, Nomura Bank International plc (“Nomura”), as Issuing Lender, Old Mutual and Buyer (the “Reimbursement Agreement”). Old Mutual represents and warrants to Buyer that, except as set forth in the Reimbursement Agreement, there are no agreements or other understandings between Nomura or any of its Affiliates, on the one hand, and Old Mutual or any of its Affiliates, on the other hand, relating to the posting of collateral in connection with the Reserve Facility.
Section 1.2 Indemnity Obligations.
(a) Old Mutual’s Obligation to Indemnify. Old Mutual agrees to indemnify and hold harmless each of the Buyer Indemnitees from and against all Losses to the extent arising from or related to any breach of any covenant made by Old Mutual or any of its Affiliates to Nomura under the definitive agreements for the Reserve Facility to post collateral in connection with the Reserve Facility, provided that any payment required to be made pursuant to this clause (a) shall be net, and without duplication, of any payment in respect of such Losses made by Seller pursuant to Section 9.1(a)(vi) of the Stock Purchase Agreement.

Harbinger OM, LLC	2	April 6, 2011
(b) Scope of Indemnification. The parties hereto agree and acknowledge that any Losses arising in connection with any collateral posted by Old Mutual or any of its Affiliates, on the one hand, or by Buyer or any of its Affiliates, on the other hand (such party being the “Indemnified Party”), to cure a failure by the other party (the “Indemnifying Party”) to post collateral to the extent required of such Indemnifying Party pursuant to the terms of the Reimbursement Agreement that are indemnifiable pursuant to (i) Buyer’s indemnification obligations in Section 9.1(b) of the Stock Purchase Agreement, (ii) Seller’s indemnification obligations in Section 9.1(a)(vi) of the Stock Purchase Agreement, or (iii) Old Mutual’s indemnification obligations in Section 1.2(a) of this Letter Agreement, shall in each case be limited to the amount of any collateral posted by the Indemnified Party to cure a failure by the Indemnifying Party to post such collateral, plus interest on such amount calculated pursuant to Section 2.7 of the Stock Purchase Agreement from the date of posting until the date of payment thereof to the Indemnified Party. Any such Losses shall be payable by the Indemnifying Party only to the extent collateral posted by the Indemnified Party is not returned by Nomura or an Affiliate thereof to such Indemnified Party when due pursuant to the Reimbursement Agreement. In furtherance of the foregoing, no claim of indemnification shall be made by an Indemnified Party in connection with such Losses before the time when the return of the collateral posted by the Indemnified Party is due pursuant to the terms of the Reimbursement Agreement. Notwithstanding the foregoing or anything to the contrary in the Stock Purchase Agreement, Buyer’s obligation to indemnify the Seller Indemnitees under Section 9.1(b)(iii) of the Stock Purchase Agreement with respect to Losses arising from or related to, among other things, “any obligation to post collateral” shall not apply to the initial $15 million of collateral required to be posted by Old Mutual pursuant to the Reimbursement Agreement.
(c) Indemnification Procedures. The indemnification provided hereunder shall be subject, mutatis mutandis, to the procedures set forth in Article IX of the Stock Purchase Agreement.
Section 1.3 Miscellaneous.
(a) Governing Law. This Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Harbinger OM, LLC	3	April 6, 2011
(b) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Letter Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, without the necessity of posting bond or other undertaking, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Letter Agreement and to enforce specifically the terms and provisions of this Letter Agreement in accordance with this Letter Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any Action is brought in equity to enforce the provisions of this Letter Agreement, no party hereto shall allege, and each party hereto hereby waives the defense or counterclaim, that there is an adequate remedy at law.
(c) Agreement. This Letter Agreement is binding on and enforceable against Old Mutual, Seller and Buyer notwithstanding any contrary provisions in the Stock Purchase Agreement (including Section 12.4 thereof), and in the event of a conflict between the provisions of this Letter Agreement and the Stock Purchase Agreement, the provisions of this Letter Agreement shall control with respect to the parties hereto. This Letter Agreement may only be amended in writing by the parties hereto.
(d) No Other Modification. Except as specifically provided herein, the terms and conditions of the Stock Purchase Agreement shall remain in full force and effect and shall govern the rights and obligations of Buyer and Seller.
(e) Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties to each such agreement in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other means of electronic transmission shall be as effective as delivery of a manually executed counterpart of any such Agreement.
[Remainder of this page intentionally left blank]

Very truly yours, OLD MUTUAL PLC

By:	/s/ Martin C. Murray Name: Martin C. Murray
Title: Solicitor and Group Company Secretary Old Mutual PLC

OM GROUP (UK) LIMITED

By:	/s/ Alex Duncan Name: Alex Duncan
Title: Director of Finance — Capital
Agreed and acknowledged
as of the date first written above,
HARBINGER OM, LLC

By:	/s/ Francis T. McCarron Name: Francis T. McCarron
Title: Executive Vice President and Chief Financial Officer

[Signature Page to Reserve Facility Letter Agreement]